UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Feel Golf Co., Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

314294109

 (CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Victoria Diana Rudman
200 S. Andrews Avenue
Suite 703B
Fort Lauderdale, FL 33301
(866) 326-3000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314294109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoria Diana Rudman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,357,143
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 30,357,143
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,357,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.83% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) This percentage is based on 170,217,129 shares of common stock outstanding on May 13, 2013.

CUSIP No. 314294109	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Feel Golf Co., Inc., a California corporation (the “Company”). The address of the Company’s principal executive office is 200 S. Andrews Ave., Suite 703B, Fort Lauderdale, FL 33301.

Item 2.  Identity and Background.

(a)           This Schedule 13D is being filed on behalf of Victoria Rudman, an individual (“Ms. Rudman”).  The person named in this paragraph is sometimes referred to herein as the “Reporting Person.”

(b)           The address for the Reporting Person is 200 S. Andrews Ave, Suite 703B, Fort Lauderdale, FL 33301

(c)           Ms. Rudman is a Director and CEO of the Company

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ms. Rudman is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

On April 5, 2013, the Company entered into a asset purchase agreement with Intelligent Living Inc., a Florida private company. Ms. Rudman served as President of Intelligent Living, Inc.  Pursuant to the Asset Purchase Agreement, the Company issued as payment shares of restricted common stock equal to 30,357,143.  The Company issued 30,357,143 shares in the name of Victoria Rudman.

Item 4.  Purpose of Transaction.

The Reporting Person received the shares of common stock in the above-described transaction as payment for selling the company.  See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In her capacity as a shareholder, director and CEO of the Company, Ms. Rudman may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Pages, which hereby are incorporated by reference. Applicable percentages are based upon 170,217,129 shares of common stock outstanding as of May 13, 2013.

(b)           The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Person, which hereby are incorporated by reference.

(c)           See Item 3.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Items 3 and 4 is incorporated herein by reference.  To the best the Reporting Person’s knowledge, other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 000000000	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Victoria Rudman
Victoria Rudman

May 13, 2013
Insert Date